

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2012

<u>Via E-mail</u>
Liu Yan-qing
Chairman, Chief Executive Officer and President
China Sky One Medical, Inc.
No. 2158, North Xiang An Road
Song Bei District
Harbin, People's Republic of China 150028

      Re: **China Sky One Medical, Inc.**
                Item 4.01 Form 8-K
                Filed March 26, 2012
                File No. 001-34080

Dear Mr. Yan-qing:

We have reviewed your filing and have the following comments.

Please respond to this letter within five business days by providing us the requested information and amending your filing or by advising us when you will provide the requested response. If you do not believe the comments apply to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 4.01</u>

1. The Item 4.01 Form 8-K was not filed within 4 business days of the date that the relationship with your former auditors ceased. Please note that this delinquency may impact your eligibility requirements for filing on Form S-3.

2. Please amend the report to state whether the former accountant resigned, declined to stand for re-election or was dismissed as required by Item 304(a)(1)(i) of Regulation S-K. It is not sufficient to state that the relationship has ceased.

3. Please revise the last paragraph of the filing that refers to Farber Hass Hurley LLP to clarify that the Audit Committee requested MSPC to furnish it with a letter.

4. Please obtain and file an Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Vanessa Robertson, Staff Accountant, at (202) 551-3649.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief